THE LAW OFFICES OF

THOMAS C. COOK

ATTORNEY AND COUNSELOR AT LAW

10470 W. CHEYENNE AVENUE, SUITE 530, PMB 303

LAS VEGAS, NEVADA 89129

(702) 524-9151

tccesq@aol.com

February 9, 2021

Jason L. Drory

Division of Corporation Finances

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Limitless Venture Group, Inc.

Offering Statement on Form 1-A

Post-Qualification Amendment No. 4

Filed February 5, 2021

File No. 024-11128

Dear Mr. Drory,

The undersigned counsel represents the interests of Limitless Venture Group, Inc. We are in receipt of your letter dated February 9, 2021. Below is our response to your comments:

1. We note your response to prior comment 1 and revised disclosure and reissue in part. We note that you filed your agreement to acquire KetoSports, Inc. but have not filed your agreement to acquire Rokin, Inc. Please file your material acquisition agreements as an exhibit to the offering circular or tell us why it is not material. Refer to Item 17 of Part III to Form 1-A.

Answer: We have revised our offering statement to contain the acquisition agreement for Rokin, Inc. as the amount paid exceeded 10% of our consolidated total assets.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.